EXHIBIT 20.1


                                 INFORMATION STATEMENT

                            CONCERNING THE DISTRIBUTION OF
                                 10,214,286 SHARES OF

                            PRIORITY HEALTHCARE CORPORATION

                                 CLASS A COMMON STOCK
                              (PAR VALUE $.01 PER SHARE)

                                          BY

                           BINDLEY WESTERN INDUSTRIES, INC.


 This Information Statement is being furnished by Bindley Western Industries, Inc., an Indiana corporation ("BWI"), in connection with the distribution (the "Distribution") to holders of shares of common stock, par value $.01 per share, of BWI (the "BWI Common Stock") of .448 shares of the Class A Common Stock, par value $.01 per share (the "Priority Class A Common Stock"), of Priority Healthcare Corporation, an Indiana corporation ("Priority"), for each share of BWI Common Stock owned on December 15, 1998 (the "Record Date"). The Distribution will result in all of the outstanding shares of Priority Class A Common Stock being distributed to holders of BWI Common Stock. Priority also has outstanding 2,301,476 shares of its Class B Common Stock, par value $.01 per share (the "Priority Class B Common Stock" and together with the Priority Class A Common Stock, the "Priority Common Stock"), of which 2,300,000 shares were sold to the public by Priority in October of 1997 and the remainder of which were granted to the non-employee directors of Priority as a portion of their retainer. The Distribution will result in approximately 81.6% of the outstanding shares of the Priority Common Stock being distributed to holders of BWI Common Stock.

 Certificates for Priority Class A Common Stock will be mailed on or about December 31, 1998 to holders of record of BWI Common Stock on the Record Date. The holders of shares of BWI Common Stock will not be required to pay any cash or other consideration for the shares of Priority Class A Common Stock received in the Distribution, nor will they be required to surrender or exchange shares of BWI Common Stock in order to receive Priority Class A Common Stock. As a result of the Distribution, Priority will cease to be a subsidiary of BWI. Following the Distribution, BWI will not own any shares of Priority Common Stock. See "Relationship and Transactions Between BWI and Priority."

 All shares of Priority Class A Common Stock received in the Distribution will be fully paid and nonassessable and the holders thereof will not be entitled to preemptive rights. Priority Class A Common Stock will not be listed on any securities exchange or any automated dealer quotation system and there will be no trading market for the Priority Class A Common Stock. However, Priority Class A Common Stock will automatically be converted into shares of Priority Class B Common Stock on a share-for-share basis upon the request of the holder thereof and upon any transfer or purported transfer to any person other than:
(i) pursuant to the Distribution; or (ii) family members of the holder of Priority Class A Common Stock, or trusts for the benefit of or entities controlled by the holder or family members of the holder. Because of this automatic conversion feature, shares of Priority Class A Common Stock will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of Priority under the Securities Act of 1933, as amended. See "Market for Priority Common Stock."

 The two classes of Priority Common Stock entitle holders to the same rights and privileges, except that holders of shares of Priority Class A Common Stock are entitled to three votes per share on all matters submitted to a vote of holders of Priority Common Stock, and holders of shares of Priority Class B Common Stock are entitled to one vote per share on such matters. The two classes of Priority Common Stock vote together as a single class on all matters except as otherwise required by applicable law.

 BWI has received an opinion of PricewaterhouseCoopers LLP to the effect that the Distribution generally will not be taxable for U.S. federal income tax purposes to BWI and its common shareholders. See "The Distribution-Federal Income Tax Consequences."

                                 ____________________________

       NO VOTE OF BWI SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THE DISTRIBUTION. THEREFORE, WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.
                                 ____________________________

       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 ____________________________

                 The date of this Information Statement is December 16, 1998.

                               THE DISTRIBUTION

GENERAL

   On October 23, 1998, the Board of Directors of BWI declared a distribution to the holders of BWI Common Stock of the 10,214,286 shares of Priority Class A Common Stock owned by BWI on the basis of .448 shares of Priority Class A Common Stock for each share of BWI Common Stock outstanding on December 15, 1998, which is the Record Date for the Distribution. The fraction of a share of Priority Class A Common Stock that will be distributed for each share of BWI Common Stock is based upon the 10,214,286 shares of Priority Class A Common Stock owned by BWI divided by the 22,782,545 shares of BWI Common Stock outstanding on the Record Date.

   BWI and Priority have entered into a Distribution Agreement (the "Distribution Agreement") which contains provisions regarding the mechanics of the Distribution, conditions to the obligations of BWI and Priority to carry out the Distribution and the relationship of BWI and Priority following the Distribution. See "Relationship and Transactions Between BWI and Priority."

   HOLDERS OF BWI COMMON STOCK WITH INQUIRIES RELATING TO THE DISTRIBUTION SHOULD CALL 317-704-4000, EXT. 4305, MONDAY THROUGH FRIDAY, 9:00 A.M. TO 5:00 P.M., INDIANAPOLIS TIME.

MANNER OF EFFECTING THE DISTRIBUTION

   BWI will effect the Distribution on December 31, 1998 (the "Distribution Date") by delivering all of the issued and outstanding shares of Priority Class A Common Stock to Harris Trust and Savings Bank, Chicago, Illinois, as the distribution agent (the "Distribution Agent"), for distribution to the holders of record of BWI Common Stock on the Record Date. All of the shares of Priority Class A Common Stock will be fully paid and nonassessable and the holders thereof will not be entitled to preemptive rights. Certificates for Priority Class A Common Stock will be mailed to BWI shareholders on or about December 31, 1998.

   The holders of shares of BWI Common Stock will not be required to pay any cash or other consideration for the shares of Priority Class A Common Stock received in the Distribution, nor will they be required to surrender or exchange shares of BWI Common Stock in order to receive Priority Class A Common Stock.

   No certificates representing fractional shares of Priority Class A Common Stock will be issued to BWI shareholders as part of the Distribution. In lieu of receiving fractional shares of Priority Class A Common Stock, each holder of BWI Common Stock who would otherwise be entitled to receive a fractional share will receive cash for such fractional interest. The Distribution Agent will, as soon as practicable after the Distribution Date, aggregate fractional shares of Priority Class A Common Stock into whole shares of Priority Class A Common Stock, and will sell them in the open market and distribute the total net sale proceeds pro rata to BWI shareholders entitled to fractional interests. See "-Federal Income Tax Consequences."

FEDERAL INCOME TAX CONSEQUENCES

   BWI has received an opinion of PricewaterhouseCoopers LLP (the "Spin-Off Opinion") that for U.S. federal income tax purposes, the Distribution will qualify as a tax-free spin-off under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"), and will not be taxable under Section 355(e) of the Code. The Spin-Off Opinion is based on the accuracy of factual representations made by BWI, Priority and William E. Bindley (the Chairman of the Board, Chief Executive Officer and President of BWI), and certain other assumptions, information, data, documentation and other materials that PricewaterhouseCoopers LLP deemed necessary.

   The Spin-Off Opinion represents PricewaterhouseCoopers LLP's best judgment of how a court would rule. However, the Spin-Off Opinion is not binding upon either the Internal Revenue Service (the "IRS") or any court. A ruling has not been, and will not be, sought from the IRS with respect to the U.S. federal income tax consequences of the Distribution. Although in 1998 BWI did receive a ruling from the IRS that a distribution of Priority Class A Common Stock would be a tax-free distribution under Section 355 of the Code, the facts and circumstances of the distribution which provided the basis for that ruling are different from those presented by the Distribution. So long as the Distribution qualifies under Section 355 and is not taxable under Section 355(e), in the opinion of PricewaterhouseCoopers LLP, the principal federal income tax consequences of the Distribution will be as follows.

   No gain or loss will be recognized to BWI upon the distribution of all of the Priority Class A Common Stock to the common shareholders of BWI. No gain or loss will be recognized to (and no amount will be included in the income of) holders of BWI Common Stock upon the receipt of the Priority Class A Common Stock distributed to them (including any fractional share interests of Priority Class A Common Stock to which they may be entitled) in the Distribution. Holders of BWI Common Stock will recognize gain or loss on the receipt of cash in lieu of fractional shares of Priority Class A Common Stock.

   The aggregate basis of the stock of BWI and Priority in the hands of each BWI common shareholder (including any fractional share interests of Priority Class A Common Stock to which they may be entitled) after the Distribution will, in each instance, be the same as the basis of the BWI Common Stock held by such shareholder immediately before the Distribution, allocated in proportion to the fair market value of each in accordance with applicable Treasury Regulations. Such allocation must be calculated separately for each block of BWI Common Stock (a block representing shares purchased at the same time and at the same cost).

   The holding period of the Priority Class A Common Stock received by each holder of BWI Common Stock (including any fractional share interests of Priority Class A Common Stock to which they may be entitled) will include the holding period of the BWI Common Stock with respect to which the Distribution will be made, provided the BWI stock is held as a capital asset by such shareholder on the date of the Distribution.

   The foregoing is only a summary of the material federal income tax consequences of the Distribution under current law and does not take into account any special circumstances that may apply to particular shareholders. Each shareholder should consult their own tax advisor as to the particular consequences of the Distribution to such shareholder, including the application of state, local and foreign tax laws, and as to possible changes in tax laws that may affect the tax consequences described above. This summary may not be applicable to shareholders who received their BWI Common Stock pursuant to the exercise of options or otherwise as compensation or who are not citizens or residents of the United States.

   As noted above, the Spin-Off Opinion is not binding on the IRS or the courts. Holders of BWI Common Stock should be aware that the requirements of Code Section 355 pertaining to business purpose, active trade or business, and absence of a device for distribution of earnings and profits, as well as the requirements of Section 355(e) pertaining to a plan or series of related transactions to acquire 50 percent or more by vote or value of BWI or Priority, are highly dependent on factual interpretations, are to a significant extent subjective in nature, and have a relative absence of authority addressing their application to the particular facts presented by the Distribution. Accordingly, the IRS and/or a court could reach a conclusion that differs from the Spin-Off Opinion.

   In  order  for  a  distribution  of  stock of a subsidiary to qualify  under
Section 355, it must be motivated, in whole or substantial part, by one or more corporate business purposes. The application of this test is uncertain due to its subjective nature. It has been represented in the Spin-Off Opinion that the Distribution will be motivated in whole or substantial part by the following corporate business purposes: (i) to permit Priority to motivate and attract key management and other employees, so that they will be incented adequately to execute certain organizational and operational changes, by providing compensation packages that permit the issuance of stock options and other equity incentives tied directly and exclusively to the stock of Priority, and (ii) to enable BWI and Priority to adopt strategies and pursue objectives that are more appropriate to their respective businesses and stages of growth, including resolution of certain customer-competitor issues that have arisen with respect to BWI's ownership of Priority Class A Common Stock. This representation is supported by information provided by an independent compensation consulting company, as well as statements made by current Priority employees. Based upon the representation and the supporting documentation, it is the opinion of PricewaterhouseCoopers LLP that the Distribution should satisfy the business purpose requirement of Section 355. Similar rationales have been accepted by the IRS in different circumstances as sufficient to meet the business purpose requirements of Section 355. However, because of the inherently subjective nature of important elements of the business purpose requirement, and because the IRS may challenge the representations or statements upon which PricewaterhouseCoopers LLP relies, there can be no assurance that the IRS will not successfully assert that the business purpose requirement is not satisfied.

   Section 355 requires that both the distributing corporation and the controlled corporation must be engaged in the active conduct of a trade or business that was actively conducted for the five year period preceding the Distribution. The application of this test is uncertain due to its subjective nature. In making this determination, if a corporation engaged in the active conduct of one trade or business during that five-year period and purchased, created, or otherwise acquired the assets of another trade or business in the same line of business, then the acquisition of that other business is ordinarily treated as an expansion of the original business, all of which is treated as having been actively conducted during that five-year period, unless that purchase, creation, or other acquisition effects a change of such a character as to constitute the acquisition of a new or different business. Based upon representations made to PricewaterhouseCoopers LLP and its review of certain documents, it is the opinion of PricewaterhouseCoopers LLP that the businesses directly conducted by BWI and by Priority (the latter being the drug wholesale business formerly known as the Charise Charles division of BWI, thus excluding the businesses conducted by IV-1, Inc. and its subsidiaries) will satisfy the active trade or business requirement of Section 355. However, because of the inherently subjective nature of important elements of the active trade or business requirement, and because the IRS may challenge the representations upon which PricewaterhouseCoopers LLP relies, there can be no assurance that the IRS will not successfully assert that the active trade or business requirement is not satisfied.

   The distributing company's distribution of stock must not be used principally as a device for the distribution of earnings and profits of the distributing company or the company to be distributed. A device can include a transaction that effects a recovery of basis. Treasury Regulations provide that this test is applied based on all of the facts and circumstances, including the presence or absence of factors described in the Regulations as "device factors" and "nondevice factors" including the relative strength of such factors. The application of this test is uncertain due to its subjective nature. Based upon the representations made in the Spin-Off Opinion, it is the opinion of PricewaterhouseCoopers LLP that the Distribution will not be considered a transaction used principally as a device for the distribution of earnings and profits of either BWI or Priority. However, because of the inherently subjective nature of the device test (including the subjectivity involved in assigning weight to various factors), and because the IRS may challenge the representations upon which PricewaterhouseCoopers LLP relies, there can be no assurance that the IRS will not successfully assert that the Distribution was used principally as a device for the distribution of earnings and profits.

   If the Distribution fails to qualify under Section 355 of the Code as a tax-free spin-off, each holder of BWI Common Stock on the Record Date of the Distribution will be treated as having received a taxable corporate distribution in an amount equal to the fair market value (on the effective date of the Distribution) of the Priority Class A Common Stock distributed to such holder of BWI Common Stock, including fractional shares. In this event, the Distribution would be treated as a dividend to the extent of a shareholder's pro rata share of BWI's current and accumulated earnings and profits. In addition, BWI would be subject to a material corporate-level U.S. federal income tax.

   Code Section 355(e) generally provides that a company that distributes shares of a subsidiary in a spin-off that is otherwise tax-free will incur U.S. federal income tax liability if 50 percent or more, by vote or value, of the capital stock of either the company making the distribution or the distributed subsidiary is acquired by one or more persons acting pursuant to a plan or a series of related transactions that includes the spin-off. Stock acquired by certain related persons is aggregated in determining whether this 50 percent test is met. There is a presumption that any acquisition of 50 percent or more, by vote or value, of the capital stock of the distributing company or the distributed subsidiary occurring two years before or after the spin-off is pursuant to a plan that includes the spin-off. However, the presumption may be rebutted by establishing that the spin-off and the acquisition are not part of a plan or a series of related transactions. Based on the representations of BWI and Priority, and the assumption that the Distribution is not part of a plan that is outside the knowledge of BWI and Priority pursuant to which one or more persons will acquire directly or indirectly 50 percent or more by vote or value of the capital stock of BWI or of Priority, it is the opinion of PricewaterhouseCoopers LLP that the Distribution will not be taxable under Code
Section 355(e). However, there can be no assurance that the IRS will not successfully assert that the Distribution is taxable under Code Section 355(e). If the Distribution is taxable under Section 355(e), BWI will incur a material corporate level U.S. federal income tax liability. However, no gain or loss will be attributable to holders of BWI Common Stock (except with respect to cash received in lieu of fractional shares).

   BWI does not intend to effect the Distribution if, prior to the Distribution Date, BWI becomes aware of circumstances that would result in the Distribution being a taxable transaction.

   BWI, but not the holders of the BWI Common Stock, will be indemnified by Priority if the actions or omissions of Priority materially contribute to a determination that BWI is subject to a tax liability in connection with the Distribution. See "Relationship and Transactions Between BWI and Priority-Tax Sharing Agreement". However, there can be no assurance that BWI will be successful in recovering the full amount of such tax liability under the indemnification arrangements with Priority.

   Additional information will be provided to BWI shareholders after the Distribution Date concerning the calculation of the new tax basis in their shares of BWI Common Stock and Priority Class A Common Stock, the tax treatment of cash received in lieu of fractional shares and certain statements which are required to be attached to the applicable federal income tax returns of holders of BWI Common Stock.


                       MARKET FOR PRIORITY COMMON STOCK

   Priority Class A Common Stock will not be listed on any securities exchange or any automated dealer quotation system and there will be no trading market for the Priority Class A Common Stock. However, Priority Class A Common Stock will automatically be converted into shares of Priority Class B Common Stock on a share-for-share basis upon the request of the holder thereof and upon any transfer or purported transfer to any person other than: (i) pursuant to the Distribution; or (ii) family members of the holder of Priority Class A Common Stock, or trusts for the benefit of or entities controlled by the holder or family members of the holder. Because of this automatic conversion feature, shares of Priority Class A Common Stock will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of Priority under the Securities Act of 1933, as amended.

   The two classes of Priority Common Stock entitle holders to the same rights and privileges, except that holders of shares of Priority Class A Common Stock are entitled to three votes per share on all matters submitted to a vote of holders of Priority Common Stock, and holders of shares of Priority Class B Common Stock are entitled to one vote per share on such matters. The two classes of Priority Common Stock vote together as a single class on all matters except as otherwise required by applicable law.

   Priority Class B Common Stock is listed on the Nasdaq National Market System under the symbol "PHCC." Prior to October 24, 1997, there was no public market for the Priority Class B Common Stock. The following table sets forth the high and low sales quotations for the Priority Class B Common Stock as reported by the Nasdaq National Market System for the periods indicated, commencing October 24, 1997:

                                                           HIGH                        LOW
Fourth Quarter, 1997 (from October 24,                       $16.500                    $14.000
1997)
First Quarter, 1998                                           18.250                     13.500
Second Quarter, 1998                                          19.875                     17.125
Third Quarter, 1998                                           23.250                     17.750
Fourth Quarter, 1998 (through December 10,                    38.750                     19.750
1998)


                                   DIVIDENDS

   Priority has announced that it does not intend to pay cash dividends on Priority Common Stock in the foreseeable future, but rather intends to use future earnings principally to support operations and to finance expansion and possible acquisitions. The payment of cash dividends in the future will be at the discretion of Priority's Board of Directors and will depend on a number of factors, including Priority's financial condition, capital requirements, future business prospects, and such other factors as Priority's Board of Directors may deem relevant. In addition, Priority's credit agreement limits the payment of dividends without the lender's consent. Subject to the terms of any preferred stock created by Priority's Board of Directors, each outstanding share of Priority Common Stock will be entitled equally to any dividends as may be declared from time to time by Priority's Board of Directors.

   BWI has paid quarterly cash dividends on BWI Common Stock of two cents per share since September of 1993. On June 3, 1998, a 4-for-3 stock split of BWI Common Stock was effected in the form of a stock dividend to all shareholders of record at the close of business on May 21, 1998. Future dividends will be paid in accordance with declarations by the Board of Directors of BWI in its sole discretion. BWI's primary bank line of credit agreement requires BWI to maintain specified levels of working capital and net worth, which may limit BWI's ability to pay dividends in the future.


                                   BUSINESS

BWI

   BWI was incorporated in 1983 under the laws of the State of Indiana and has its principal executive office at 8909 Purdue Road, Indianapolis, Indiana 46268. BWI is the country's fifth largest (in terms of annual sales) wholesale distributor of pharmaceuticals and related health care products. Its product lines include ethical pharmaceuticals (prescription drugs), dialysis supplies, health and beauty care products and home health care merchandise. BWI's wholesale drug customer base includes chain drug companies which operate their own warehouses, individual drug stores, both chain and independent, hospitals, clinics, HMOs, state and federal government agencies and other health care providers.

   Following the Distribution, BWI will not hold any shares of Priority Common Stock. BWI will continue to be a publicly held corporation whose common shares are traded on the New York Stock Exchange under the symbol "BDY."

PRIORITY

BACKGROUND

   Priority was formed by BWI on June 23, 1994 as an Indiana corporation to focus on the distribution of products and provision of services to the alternate site segment of the healthcare industry. Priority conducts the business activities of alternate site healthcare companies acquired by BWI or Priority in five transactions since February 1993. The principal executive offices of Priority are located at 285 West Central Parkway, Altamonte Springs, Florida 32714 and its telephone number at that address is (407) 869-7001. On October 29, 1997, Priority consummated an initial public offering of its Class B Common Stock (the "Offering").

ACQUISITION HISTORY

   Effective as of February 28, 1993, BWI acquired substantially all of the assets of Charise Charles, Ltd., Inc. ("Charise Charles"), a specialty wholesale distributor of oncology and renal care biopharmaceuticals located in Altamonte Springs, Florida. On October 6, 1993, BWI acquired substantially all of the assets of PRN Medical, Inc. ("PRN"), a specialty wholesale distributor of renal care supplies and dialysis equipment located in Orlando, Florida. In August 1994, PRN was combined with Charise Charles as part of the formation of Priority. On October 31, 1994, Priority acquired the stock of 3C Medical, Inc. ("3C"), a specialty distributor of acute dialysis products located in Santa Ana, California. Effective January 1, 1995, Priority acquired all of the outstanding stock of IV-1, Inc., IV-One Services, Inc. and National Pharmacy Providers, Inc. (collectively, the "IV One Companies"), three related companies located in Altamonte Springs, Florida that provided specialty pharmacy and other related healthcare services. On August 6, 1997, Priority acquired substantially all of the assets of Grove Way Pharmacy, Inc. ("Grove Way Pharmacy"), a specialty distributor of vaccines located in Castro Valley, California.

   The operations of Charise Charles, PRN, 3C and Grove Way Pharmacy are now included in the Priority Healthcare Distribution division ("Priority Distribution"). The IV One Companies now comprise the Priority Pharmacy Services division ("Priority Pharmacy").

GENERAL

   Priority is a national distributor of specialty pharmaceuticals and related medical supplies to the alternate site healthcare market and is a provider of patient-specific, self-injectable biopharmaceuticals and disease treatment programs to individuals with chronic diseases. Through Priority Distribution, Priority sells over 3,500 SKUs of specialty pharmaceuticals and medical supplies to outpatient renal care centers and office-based physicians in the oncology, infectious disease and vaccine markets. Priority Distribution offers value-added services to meet the specific needs of these markets by shipping refrigerated pharmaceuticals overnight in special packaging to maintain appropriate temperatures, offering automated order entry services and offering customized distribution for group accounts. From distribution centers in Grove City, Ohio and Tustin, California, Priority Distribution services over 2,000 customers in all 50 states and Puerto Rico, including approximately 550 office-based oncologists and 800 renal dialysis clinics.

   Through Priority Pharmacy, Priority fills individual patient prescriptions for self-injectable biopharmaceuticals for over 2,000 patients. These patient-specific prescriptions are filled in a licensed pharmacy in Altamonte Springs, Florida, where Priority reconstitutes in syringes the components of the biopharmaceuticals, according to manufacturer's instructions, and ships these products directly to the patient overnight in specialized packages. Priority Pharmacy also provides disease treatment programs for hepatitis, melanoma, cancer, human growth deficiency and the complications of HIV. Management of Priority believes that it is the only provider that offers this range of services on a nationwide basis.

   Priority's net sales have increased from $79.6 million in 1993 to $231.0 million in 1997. In the same period, operating income has increased from $2.1 million in 1993 to $11.4 million in 1997. Priority's objective is to continue to grow rapidly and enhance its market position as a leading specialty distributor by capitalizing on its business strengths and pursuing the following strategy: (i) continue to focus on and further penetrate the alternate site market; (ii) enter new markets by distributing new product categories and patient-specific biopharmaceuticals; (iii) accelerate growth of its higher margin, patient-specific pharmacy business by leveraging relationships with existing distribution customers; (iv) maintain intense cost control while investing in infrastructure; and (v) pursue acquisitions to complement existing product offerings or further penetrate markets.

PRODUCTS AND SERVICES

   PRIORITY DISTRIBUTION. Priority Distribution provides a broad range of services and supplies to meet the needs of the alternate site market, including the outpatient renal care market, office-based oncology market and other physician office specialty markets such as infectious disease. Priority Distribution offers value-added services to meet the specialized needs of these markets by shipping refrigerated pharmaceuticals overnight in special packaging to maintain appropriate temperatures and offering automated order entry services and customized group account distribution. Priority Distribution distributes its products from distribution centers in Grove City, Ohio and Tustin, California. Priority sells over 3,500 SKUs of pharmaceuticals such as EPO, Calcijex and INFeD and related medical supplies such as dialyzers, blood tubing, fistula needles, IV sets, transducers, tape and sponges. During 1997, approximately 29% of Priority's revenues were attributable to sales of EPO to the renal care market. EPO for the renal care market is available from only one manufacturer, Amgen. Priority Distribution services over 2,000 customers located in all 50 states and Puerto Rico, including approximately 550 office-based oncologists and 800 renal dialysis clinics.

   Priority believes its knowledgeable salesforce provides a competitive advantage when selling into the alternate site market. Since a majority of customer orders are placed by telephone, Priority offers its customers a toll-free telephone number and fax line and is beginning to use direct automated ordering capability to accept electronically transmitted orders. Orders typically are received by Priority's telemarketing sales and service personnel who use PC-based computer systems to enter customer orders, and to access product information, product availability, pricing, promotions and the customer's buying or referral history. As part of Priority's commitment to superior customer service, it offers its customers ease of order placement. Once an order is received, it is electronically sent to the appropriate distribution center where it is filled and shipped. Priority estimates that approximately 98% of all items are shipped without back ordering, and that 99% of all orders received before 6 p.m. are shipped on the same day that the order is received.

   Priority Distribution has recently entered into an exclusive marketing agreement whereby it will market and distribute an automated dispensing and inventory management system to alternate site settings in the oncology and dialysis markets. The system is a control system that dispenses drugs on a patient-specific basis, reducing the opportunity for lost billing charges, while providing automatic inventory replenishment and other conveniences. Priority is now beginning to market the system after successful testing at one of its customer's offices. Management of Priority believes that the system also has the potential to be integrated with billing and clinical systems to ultimately provide a total technology solution for the alternate site market.

   Priority also has developed the capability to provide simple and direct automated order entry to its customers. This system allows a customer to transmit orders directly to Priority's computers, which Priority believes should increase ordering efficiencies and accuracy. Approximately 12 of Priority's customers are currently using this automated direct order system.

   PRIORITY PHARMACY. Priority Pharmacy provides patient-specific, self-injectable biopharmaceuticals and related disease treatment programs to individuals with chronic diseases. Through a licensed pharmacy in Altamonte Springs, Florida, Priority Pharmacy fills patient-specific prescriptions by reconstituting the biopharmaceuticals into syringes and shipping them via overnight delivery in special shipping containers to maintain appropriate temperatures. These services are provided in combination with Priority's disease treatment programs, through which Priority's pharmacy and nursing staff provide education, counseling and other services to patients. Management of Priority is not aware of any other provider that offers the same services as Priority Pharmacy on a nationwide basis.

   Priority Pharmacy currently provides disease treatment programs for various diseases, including hepatitis and cancer, with biopharmaceuticals that primarily consist of Interferon and Rebetron, synthetic biopharmaceuticals used to treat hepatitis B and C, Octreotide, a synthetic hormone used to treat diarrhea associated with intestinal peptide tumors, and Epoetin Alfa, a synthetic biopharmaceutical used to treat anemia. Priority Pharmacy also recently began dispensing Filgrastin, Saragramostin and human growth hormone and continues to evaluate adding more products.

   The disease treatment programs provided by Priority offer a number of advantages to patients, physicians, third-party payors and drug manufacturers. The advantages include: (i) increasing patient compliance with the recommended therapy, thereby avoiding more costly future treatments; (ii) facilitating patient education required to prepare and administer the products; (iii) reducing the potential for patient errors in dosing or wastage of product; (iv) decreasing patient or caregiver anxiety; (v) reducing the overall cost of delivery; and (vi) collecting better outcomes data.

   Priority's telemarketing efforts focus on marketing to physician offices where new patient referrals occur. Upon referral, patients are contacted via telephone by Priority's intake nurses who explain the program and provide education  on  self-injection  techniques,  side  effects  and  potential  drug
interactions.  Following  the  initial  prescription  delivery,   patients  are
contacted by patient care coordinators who assess patient compliance and progress, inquire regarding any potential side effects, arrange the next scheduled prescription delivery, verify the shipping address, listen to patient concerns and direct questions to Priority's clinical staff. Priority's pharmacists and registered nurses are available for ongoing consultation with the patient and the dispensing physician regarding the patient's therapy and progress seven days a week, 24 hours a day.

   All parenteral, or injectable, prescriptions are prepared in sterile conditions under class 100 laminar flow hoods. Licensed pharmacists verify the prescription with the prescribing physician and recheck the prescription before shipping. In order to ensure the safe delivery of prescriptions to the patient, Priority telephones the patient several days before shipping to confirm that the patient or another person will be at home to receive the package immediately upon delivery. In addition, Priority requires the overnight delivery service to obtain a signed receipt before leaving the drugs at a residence.

   Priority Pharmacy maintains a licensed pharmacy accredited with commendation by the Joint Commission on Accreditation of Healthcare Organizations. Priority's pharmacy program maintains a planned and systematic Quality Assessment and Quality Improvement ("QAQI") Program, which provides a means for monitoring and evaluating the care and services provided to patients. Through the QAQI Program, Priority strives to promote continuous quality improvement. A multi-departmental QAQI Committee meets quarterly and is responsible for the collection and review of quality data, which it presents on a quarterly basis to Priority's Clinical Advisory Board and on an annual basis to Priority's Chief Executive Officer.


                      SELECTED FINANCIAL DATA OF PRIORITY

   The following selected financial data of Priority for the ten months ended December 31, 1993 and for the years ended December 31, 1994, 1995, 1996 and 1997 have been derived from the audited consolidated financial statements of Priority, which have been audited by PricewaterhouseCoopers LLP, independent accountants. The selected financial data as of and for the nine-month periods ended September 30, 1997 and 1998 have been derived from unaudited consolidated financial statements of Priority. In the opinion of management of Priority, the unaudited financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the consolidated financial position and consolidated results of operations of Priority. The financial data for the two months ended February 28, 1993 were derived from the unaudited financial statements of Charise Charles, Ltd., Inc. (the "Predecessor Company"). Effective February 28, 1993, BWI acquired substantially all of the assets of the Predecessor Company. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Priority's Consolidated Financial Statements and related notes included in Priority's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and in Priority's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, copies of which can be obtained from BWI or the Securities and Exchange Commission. See "Additional Information."

                      TWO MONTHS   TEN MONTHS            YEAR ENDED DECEMBER 31,                  NINE MONTHS ENDED
                         ENDED        ENDED                                                         SEPTEMBER 30,
                       FEBRUARY   DECEMBER 31,
                       28, 1993       1993
                                                  1994       1995       1996       1997              1997      1998
                                                  (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
STATEMENT OF EARNINGS DATA: (1)
Net sales              $11,728         $67,823 $107,449  $123,990   $158,247   $230,982          $169,300  $193,776
Cost of products sold   10,911          63,161 100,254    111,448    141,074    207,755           152,012   171,977
Gross profit               817           4,662   7,195     12,542     17,173     23,227            17,288    21,799
Selling, general and       508           2,498   4,394      7,836      8,443     10,620             8,017     9,887
  administrative
expense
Depreciation and            14             333     512                            1,161               862       933
  amortization                                                998      1,009
Earnings         from      295           1,831   2,289      3,708      7,721     11,446             8,409    10,979
operations
Stock option expense           -            -          -          -          -      350                 -         -
Interest     (income)       60            (21)     200        511        437        887               832     (640)
expense, net
Earnings       before      235           1,852   2,089      3,197      7,284     10,209             7,577    11,619
income taxes
Provision  for income        3             741     835      1,311      2,915      4,058             3,031     4,619
taxes
Net earnings               232           1,111   1,254      1,886      4,369      6,151             4,546     7,000
Earnings per share:
  Basic                                  $0.11      $0.12      $0.18      $0.43      $0.58             $0.45     $0.56
  Diluted                                $0.11      $0.12      $0.18      $0.43      $0.58             $0.45     $0.56
Weighted      average
shares
   outstanding:
  Basic                             10,214,286 10,214,286 10,214,286 10,214,286 10,622,941     10,214,286 12,515,208
  Diluted                           10,214,286 10,214,286 10,214,286 10,214,286 10,626,589     10,214,286 12,578,943
                      FEBRUARY                          DECEMBER 31,                            SEPTEMBER
                           28,                                                                        30,
                          1993        1993        1994       1995       1996       1997              1997      1998
BALANCE  SHEET  DATA:
(1)
Working capital         $3,744         $11,599 $12,955    $16,000    $20,792    $57,488           $40,630   $58,525
Receivable       from          -            -          -          -          -    5,290                 -    20,365
parent
Total assets            11,897          26,705  36,849     41,584     57,220     93,302            69,963   101,989
Payable to parent              -           985   8,345      3,873      9,290            -          15,101         -
Long-term debt                 -            -      113        751        560        272               310         -
Note    payable    to          -            -          -          -          -    6,000             6,000         -
parent
Total liabilities        7,822           8,853  16,610     16,553     27,820     33,419            42,017    35,106
Shareholders' equity     4,075          17,852  20,239     25,031     29,400     59,883            27,946    66,883

__________
(1) During the periods presented, five acquisitions were made by or on behalf of Priority. See "Business-Priority-Acquisition History." These acquisitions were accounted for under the purchase method of accounting and, accordingly, the results of operations of the acquired entities are included in the Company's financial statements from their respective dates of acquisition. As a result, period-to-period comparisons of financial position and results of operations are not necessarily meaningful.


                            MANAGEMENT OF PRIORITY

   The following table sets forth certain information with respect to the directors and executive officers of Priority.

           Name                       Age                                 Position
William E. Bindley                       58          Chairman of the Board
Robert L. Myers                          53          President, Chief Executive Officer and Director
Guy F. Bryant                            39          Executive Vice President-Priority Healthcare Distribution
Steven D. Cosler                         43          Executive Vice President-Priority Pharmacy Services
Donald J. Perfetto                       52          Executive  Vice  President,  Chief  Financial Officer and
                                                     Treasurer
Melissa E. McIntyre                      38          Vice President-Clinical Services
Barbara J. Luttrell                      58          Vice President-Administration
William M. Woodard                       40          Vice President-Marketing
Michael D. McCormick                     50          Secretary and Director
Thomas J. Salentine                      59          Director
Richard W. Roberson                      51          Director
Rebecca M. Shanahan                      45          Director


      WILLIAM E. BINDLEY is the Chairman of the Board, Chief Executive Officer and President of BWI, positions he has held since founding BWI in 1968. He is also a director of BWI and Shoe Carnival, Inc., a shoe retailer. Mr. Bindley was the Chief Executive Officer of Priority from July 1994 until May 1997 and the President of Priority from May 1996 until July 1996. He has served as a director of Priority since June 1994.

      ROBERT L. MYERS has been the President of Priority since July 1996 and the Chief Executive Officer of Priority since May 1997. From July 1996 to May 1997, he was the Chief Operating Officer of Priority. From June 1995 through June 1996, Mr. Myers was a consultant to the healthcare industry. From 1971 to June 1995, he was employed by Eckerd Corporation, a retail drug store chain, where he served as a corporate officer from 1981 through 1995 and as senior vice president of pharmacy from 1990 to 1995. Mr. Myers has served as a director of Priority since May 1997. Mr. Myers is a registered pharmacist.

      GUY F. BRYANT serves as the Executive Vice President-Priority Healthcare Distribution, a position that he has held since September 1995. Prior to joining Priority, he was employed in sales management positions by Major Pharmaceuticals, a distributor of generic pharmaceuticals, since September 1992 and was vice president of sales from August 1994 to August 1995.

      STEVEN D. COSLER became Executive Vice President-Priority Pharmacy Services in August 1997. Prior to that time and since July 1996, he was Senior Vice President and General Manager of Priority Healthcare Services Corporation, a subsidiary of BWI. From January 1992 to June 1996, he was senior vice president of sales and operations for Coresource, a managed care and third party administrator.

      DONALD J. PERFETTO has been the Executive Vice President, Chief Financial Officer and Treasurer of Priority since June 1997. From 1986 to May 1997, he was employed by Bimeco, Inc., a distributor of medical products. During such time, Mr. Perfetto held the positions of vice president of finance and operations and secretary/treasurer of Bimeco, Inc.

      MELISSA E. MCINTYRE, RN, OCN, is the Vice President-Clinical Services of Priority, a position that she has held since August 1997. She has also been President and Chief Operating Officer of IV-1, Inc., IV-One Services, Inc. and National Pharmacy Providers, Inc. ("NPP"), subsidiaries of Priority, since February 1995 and was Director of Clinical Services of IV-1, Inc. from June 1994 to January 1995. Prior to joining Priority, and since June 1991, she was employed by Intracare, an outpatient infusion center, as clinical director of nursing.

      BARBARA J. LUTTRELL is the Vice President-Administration of Priority, a position she has held since May 1997. Prior to joining Priority in January 1997, she was employed by Physician's Alliance, a physician group, as director of human resources since September 1996. She attended law school from May 1993 to December 1995 and practiced as an attorney from May 1996 to September 1996. From December 1995 to May 1996, Ms. Luttrell prepared for the bar examination. From July 1992 to February 1993, she was a human resources consultant employed by Infusion Therapy, Inc. Ms. Luttrell has 15 years of experience in human resource management.

      WILLIAM M. WOODARD is the Vice President-Marketing of Priority, a position that he has held since May 1997. From February 1995 to May 1997, he was Executive Vice President of Sales of IV-1, Inc., IV-One Services, Inc. and NPP; from July 1994 to February 1995, he was President of NPP; and from April 1993 to February 1995, he was President of IV-1, Inc. From March 1990 until April 1993, Mr. Woodard was a sales representative for Tri State Hospital Supply, a distributor of medical supplies.

      MICHAEL D. MCCORMICK is the Secretary of Priority, a position that he has held since July 1994. He is also the Executive Vice President, General Counsel and Secretary of BWI, positions he has held for more than the past five years, and a director of BWI. Mr. McCormick was the Executive Vice President and General Counsel of Priority from July 1994 until May 1997 and has served as a director of Priority since June 1994.

      THOMAS J. SALENTINE is the Executive Vice President and Chief Financial Officer of BWI, positions he has held for more than the past five years. He is also a director of BWI. Mr. Salentine was the Executive Vice President of Priority from July 1994 until May 1997, the Chief Financial Officer of Priority from July 1994 until May 1995 and the Treasurer of Priority from May 1997 to June 1997. He has served as a director of Priority since July 1994.

      RICHARD W. ROBERSON is the president of Sand Dollar Partners, Inc., an investment and consulting firm, a position which he has held since November 1996. Prior to that time, Mr. Roberson served as president and chief executive officer of Visionworks, Inc., a retail superstore optical chain, from March 1993 to September 1996. From 1978 to March 1993, Mr. Roberson held various positions with Eckerd
Corporation, including chief executive officer of Insta-Care Pharmacy Services, Inc. and president of Eckerd Vision Group from 1988 to 1993. Mr. Roberson is also a director of C.H. Heist Corporation, an industrial cleaning and maintenance company. Mr. Roberson has served as a director of Priority since October 1997.

      REBECCA M. SHANAHAN became vice president, managed care of the University of Chicago Hospitals and Health Systems in September 1997, where she is responsible for the development and implementation of managed care programs and products. From December 1996 until assuming her present position, she performed legal and consulting services as an independent contractor for various entities in the health care industry. From 1991 until December 1996, she held executive office positions with Methodist Medical Group and Beltway Services, a 600 member physician practice group affiliated with Methodist Hospital in Indianapolis, Indiana, with her latest position being senior vice president and chief operating officer. Ms. Shanahan has served as a director of Priority since October 1997.

      The above information includes business experience during the past five years for each of Priority's executive officers and directors. Directors of Priority are divided into three classes with staggered three-year terms. Executive officers of Priority serve at the discretion of the Board of Directors of Priority. There is no family relationship between any of the directors or executive officers of Priority.


            RELATIONSHIP AND TRANSACTIONS BETWEEN BWI AND PRIORITY

      There are, and will continue to be following the Distribution, a number of relationships and transactions between BWI and Priority. Among other things, Mr. Bindley, the Chairman of the Board, Chief Executive Officer and President of BWI, is a significant shareholder of BWI and as a result of the Distribution will become a significant shareholder of Priority. In addition, three of the six members of Priority's Board of Directors (Messrs. Bindley, McCormick and Salentine) are directors and executive officers of BWI.

      Set forth below are descriptions of certain services provided by BWI to Priority and certain agreements between Priority and BWI.

      DISTRIBUTION AGREEMENT. The Distribution Agreement contains a number of provisions relating to the mechanics of the Distribution and the arrangements between BWI and Priority subsequent to the Distribution. Pursuant to the Distribution Agreement, the Distribution will not occur unless a number of conditions have been satisfied (unless waived by BWI), including but not limited to all necessary regulatory approvals being received, no adverse change occurring in the financial condition of either BWI or Priority, no adverse change occurring in market conditions and the receipt by BWI of an opinion that the Distribution will qualify as a tax-free spin-off under Section 355 of the Code.

      The Distribution Agreement provides that any options to purchase BWI Common Stock held by a Priority employee which are exercisable on and not exercised prior to the Distribution Date and with respect to which the holder has not elected prior to the Distribution Date to surrender in exchange for an option to purchase Priority Class B Common Stock shall be exercisable only within a period of three months after the Distribution Date. Pursuant to the Distribution Agreement, as of the Distribution Date, each option to purchase BWI Common Stock held by a Priority employee and which is either (i) exercisable on and not exercised on or prior to the Distribution Date or (ii) not exercisable on or prior to the Distribution Date and with respect to which the holder has elected prior to the Distribution Date to surrender in exchange for an option to purchase Priority Class B Common Stock, shall be considered to be surrendered to BWI in exchange for an option to purchase Priority Class B Common Stock. The number of shares of Priority Class B Common Stock subject to and the exercise price of such option shall be determined in accordance with the requirements of
Section 424 of the Code.

      The Distribution Agreement provides that after the Distribution Date, employees of Priority will no longer be eligible to participate in the qualified profit sharing plan maintained by BWI (the "BWI Profit Sharing Plan"). Pursuant to the Distribution Agreement, on or before the Distribution Date, Priority will establish a similar profit sharing plan (the "Priority Profit Sharing Plan"), and all assets in the BWI Profit Sharing Plan relating to Priority employees will be transferred to the Priority Profit Sharing Plan. The Priority Profit Sharing Plan will include a fund which invests in Priority Class B Common Stock, and will also provide for a fund which invests in BWI Common Stock into which any BWI Common Stock held by Priority employees under the BWI Profit Sharing Plan shall be transferred, but no future investments in BWI Common Stock may be made under the Priority Profit Sharing Plan.

      The Distribution  Agreement  provides  that,  except  as otherwise provided in the Tax Sharing Agreement, the Administrative Services Agreement and the Indemnification and Hold Harmless Agreement between BWI and Priority (see descriptions of each below), Priority will pay, perform and discharge all obligations, liabilities and losses relating to, and will indemnify and hold harmless BWI from and against, all contracts, agreements, undertakings, liabilities, claims, suits and disputes arising out of or relating to Priority, its subsidiaries and Priority's business, assets, liabilities, operations, occupancies and employee benefit and other plans. In addition, BWI will indemnify and hold harmless Priority against all losses, liabilities, claims and damages in any way arising out of BWI, its subsidiaries (other than Priority and Priority's subsidiaries) and BWI's business, assets, liabilities, operations, occupancies and employee benefit and other plans. The Distribution Agreement also provides that each of BWI and Priority will waive, release, forever discharge and forever be barred from asserting against the other and the other's executives all claims, suits, disputes, violations, losses, liabilities and damages that each may have against the other for events, acts or omissions occurring or taken on or prior to the Distribution Date.

      ADMINISTRATIVE SERVICES. During 1997 and prior to the Offering, BWI provided management and consulting services to Priority as its wholly owned subsidiary, which services included, but were not limited to, legal, human resources, payroll and tax. In connection with the Offering, Priority and BWI entered into an Administrative Services Agreement (the "Services Agreement"), relating to the provision of similar services by BWI to Priority. The services covered by the Services Agreement include administrative services for employee benefits and risk management, legal, tax and treasury services. During 1997, Priority was charged a total of $65,000 for management and administrative services rendered by BWI to Priority. This amount was based on an allocation of the actual services rendered by BWI. This Services Agreement will continue after the Distribution.

      BWI PROFIT SHARING PLAN. Until the Distribution, Priority's eligible employees participate in the BWI Profit Sharing Plan. After the Distribution, Priority employees will participate in the new
Priority Profit Sharing Plan. See "-Distribution Agreement." Priority's contribution to the BWI Profit Sharing Plan for Priority employees for 1997 was $260,000.

      INSURANCE COVERAGE. During 1997 and 1998, Priority was provided coverage under the BWI insurance plans. The expenses of these plans were charged to Priority based on a combination of a pro rata allocation and the push-down of actual expenses incurred, depending on the type of expenditure. The insurance expense allocated to Priority was $151,000 for 1997. Priority will obtain its own insurance after the Distribution.

      PURCHASE OF INVENTORY. During 1997 and 1998, Priority purchased inventory from BWI at the price paid by BWI for such inventory. Such purchases of inventory from BWI aggregated $2.0 million in 1997. It is expected that Priority will continue to purchase inventory from BWI after the Distribution at negotiated prices.

      DIVIDEND NOTE. On March 31, 1997, Priority paid a dividend to BWI in the form of a subordinated promissory note with a principal amount of $6.0 million (the "Dividend Note"). The Dividend Note bears interest at the rate of 7.25% per annum. Interest on the Dividend Note must be paid by Priority on a quarterly basis, with the principal amount due on March 31, 1999. The dividend returned a portion of BWI's equity investment in Priority. During 1997, Priority paid BWI $324,000 in interest on the Dividend Note. Priority repaid the Dividend Note, including accrued interest, on September 30, 1998.

      BORROWINGS. In prior years, BWI paid for or financed certain transactions on behalf of Priority, which costs were represented as borrowings due by Priority to BWI. The largest amount outstanding in 1997 relating to such borrowings was $16.3 million. The interest expense attributable to the borrowings was $671,000 for 1997. This interest expense was calculated by applying the BWI average incremental borrowing rate to the average outstanding borrowings. For 1997, the average outstanding borrowing was $10.3 million, and the average incremental borrowing rate applied to the borrowings was 6.4%. On October 29, 1997, Priority paid in full all amounts due under the borrowings with proceeds received from the Offering.

      Since the Offering, Priority has loaned funds to BWI. The largest amount outstanding during 1997 relating to this loan was approximately $6.7 million. The average incremental borrowing rate applied to the loan was 6.4%. As of December 11, 1998, the amount outstanding under this loan was approximately $20.4 million.

      REVOLVING CREDIT PROMISSORY NOTE. In connection with the Offering, BWI made available to Priority a $30.0 million line of credit (the "Line"), evidenced by a Revolving Credit Promissory Note made by Priority in favor of BWI on September 30, 1997. The maturity date for the Line is December 31, 1998. Outstanding principal amounts under the Line bear interest, payable quarterly, at a rate equal to the rate then paid by BWI under its primary line of credit agreement. Priority never borrowed under the Line and, effective November 24, 1998, Priority obtained its own bank line of credit.

      TAX SHARING AGREEMENT. Prior to the Distribution, the results of operations of Priority and its domestic subsidiaries that are at least 80% owned by Priority (the "Priority Group") are included in BWI's consolidated federal income tax returns and in BWI's consolidated or combined state tax returns. BWI and Priority have entered into a Tax Sharing Agreement that provides, among other things, for the allocation between BWI and Priority of federal, state, local and foreign tax liabilities for all periods through the Distribution Date. Generally, Priority is responsible for the portion of any tax deficiencies of BWI assessed with respect to all periods up to and including the Distribution Date that give rise to a tax benefit to Priority in a post-Distribution period. Priority is also entitled to tax refunds received by BWI that result in a tax detriment to Priority for those post-Distribution periods. Priority is also responsible for all income taxes imposed on the Priority Group during the taxable period or portion thereof beginning on January 1, 1998 and ending on or before the Distribution Date. Furthermore, the Tax Sharing Agreement provides that, if the Distribution fails to qualify as a tax-free distribution as a result of any event occurring prior to the second anniversary of the Distribution Date that results from the breach of certain covenants made by Priority in the Tax Sharing Agreement or involves either the stock or assets (or any combination thereof) of any member of the Priority Group, then Priority must indemnify and hold BWI harmless, on an after-tax basis, from any tax liability imposed upon it in connection with the Distribution. The Tax Sharing Agreement also prohibits Priority from entering into certain transactions or disposing of substantially all of its assets prior to the second anniversary of the Distribution Date in the absence of a prior opinion of independent tax counsel or the receipt of a private letter ruling from the Internal Revenue Service that such transaction or disposition will not cause the Distribution to be a taxable transaction. For 1997, the Priority Group's allocated federal and state income taxes were $4.1 million.

      INDEMNIFICATION AND HOLD HARMLESS AGREEMENT. Priority and BWI entered into an Indemnification and Hold Harmless Agreement dated as of September 30, 1997 (the "Indemnification Agreement"), in which each party agrees to indemnify and hold harmless the other from and against certain obligations and contingent liabilities. Specifically, the Indemnification Agreement provides that Priority will indemnify and hold harmless BWI from obligations related to a guarantee which BWI made in favor of Priority and from certain indemnity and other obligations which BWI assumed, or which could be charged against BWI, in connection with five acquisitions by or on behalf of Priority. The Indemnification
Agreement also provides that BWI will indemnify and hold harmless Priority from and against contingent liabilities in connection with certain pending litigation against BWI, to which Priority has been added as a party. In 1997 and 1998, neither Priority nor BWI made any payments to the other under the Indemnification Agreement.

      Priority has adopted a policy that, following the Offering, all agreements, including any amendments to those described above, between Priority and BWI and its affiliates will be subject to the review of Priority's Audit, Ethics and Compliance Committee and will be on terms that such Audit Committee believes are no less favorable to Priority than terms that would be available from unaffiliated parties.


                            ADDITIONAL INFORMATION

      Priority Class B Common Stock is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). BWI and Priority are each subject to the reporting requirements of the Exchange Act, and in accordance therewith have filed registration statements, reports and other information (collectively, the "SEC Reports") with the Securities and Exchange Commission (the "Commission"). For further information pertaining to Priority (including financial statements and other financial information), the Priority Common Stock and related matters, BWI shareholders are urged to read Priority's SEC Reports, including particularly the following:

      (1) Priority's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

      (2) Priority's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998;

      (3) The description of the Priority Class B Common Stock contained in Priority's Registration Statement on Form 8-A filed with the Commission on October 22, 1997, including any amendment or report filed for the purpose of updating such description; and

      (4) The description of the Priority Class A Common Stock contained in Priority's Registration Statement on Form 8-A filed with the Commission on December 14, 1998, including any amendment or report filed for the purpose of updating such description.

      BWI will promptly provide without charge to each person to whom an Information Statement is delivered, a copy of the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q (not including exhibits), upon the written or oral request of such person directed to the Secretary of BWI at its principal offices, 8909 Purdue Road, Indianapolis, Indiana 46268, (317) 704-4000.

      The SEC Reports can be obtained from the Commission at its principal office in Washington, D.C. upon the payment of the prescribed fees, or may be examined, without charge, at public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, Suite 1300, New York, New York 10048. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.